Ballard Power Systems Inc.

News Release

Ballard Reports First Quarter 2010 Results

For Immediate Release – April 28, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its financial results for the first quarter ended March 31, 2010 today. All amounts are in U.S. dollars, unless otherwise noted.

John Sheridan, President and CEO said “Our first quarter results are strong, consistent with the full year outlook provided in January. With 47% revenue growth year-over-year and 29% order book growth during the first quarter, Ballard is well-positioned to meet guidance for full year revenue growth in excess of 35%.”

First Quarter 2010 Highlights

Growth:

•	Consolidated revenues of $11.9 million, growth of 47% year-over-year.

(Pre-consolidation, excluding Dantherm Power, Ballard’s revenue was $11.2 million, representing 38% growth.)

•	Fuel cell product shipments of 328 units, growth of 73% year-over-year.

•	Twelve-month rolling order book of $29.0 million, an increase of $6.7 million or 29% from year-end 2009.

•	All six growth milestones for 2010 are “on track”.

•	Launched FuelWorksTM, a new center of excellence for development of fuel processing technology, in partnership with the University of Maryland and the Department of Defense’ Army Research Laboratory.

Profitability:

•	Consolidated operating expense of $12.1 million, a reduction of 6% year-over-year.

(Pre-consolidation, Ballard’s operating expense was $9.7 million, a reduction of 25% year-over-year.) Benefits of a 30% reset of the company’s cost base in 2009 were partially offset by the negative effects of a stronger Canadian dollar.

•	Consolidated EBITDA[1] of ($8.6) million, an improvement of $8.8 million or 51%.

(Pre-consolidation, Ballard’s EBITDA1 was ($7.6) million, an improvement of 56%.)

•	Consolidated net loss of $10.0 million or $0.12 per share, an improvement of $9.1 million or $0.11 per share year-over-year.

(Pre-consolidation, Ballard’s net loss was $9.0 million, an improvement of $10.1 million.)

•	Consolidated cash flow from operations of ($14.2) million, compared with ($8.6) million in the first quarter of 2009. This expected increase was primarily due to four factors: significant inventory build-up for committed purchase orders; payment of accrued severance; payment of accrued acquisition costs; and timing of accounts receivable collections.

(Pre-consolidation, Ballard’s cash flow from operations was ($11.5) million.) These impacts are consistent with Ballard’s goal of improving cash flow from operations by 30% for the full year, excluding the cash flow impact of Dantherm Power.

Note: The acquisition of a controlling equity position in Dantherm Power was announced on January 18, 2010. This is the first quarter that Dantherm Power’s results are consolidated in Ballard’s reported financial results, therefore additional information is provided below. As indicated at the time of the announcement, committed investments of Ballard and the minority shareholders Danfoss A/S and Dantherm A/S, are expected to meet the total funding requirements of Dantherm Power through to positive cash flow. Ballard’s share of this total committed investment is $6 million, with $3 million invested on closing and the subsequent $3 million prior to 2012.

First Quarter 2010 Financial Results

Summary

	Pre-consolidation
	(Excluding Dantherm
(Millions of U.S. dollars)	Power)	% Change	Consolidated% Change
Revenue	$11.2	+38%	$11.9+47%
Operating Expenses	$9.7	-25%	$12.1-6%
EBITDA[1] Loss	$7.6	-56%	$8.6-51%
Net Loss	$9.0	-53%	$10.0-47%
Cash Flow from Operations	($11.5)	-33%	($14.2)-65%

Consolidated Revenue Breakdown

(Millions of U.S. dollars)	Three months ended March 31,
	2010	2009	% Change
Fuel Cell Products	$5.0	$3.9	+28%
Contract Automotive	1.6	1.9	-15%
Material Products	5.3	2.3	+130%

Total Revenue	$11.9	$8.1	+47%

Our revenues for the first quarter of 2010 increased 47%, to $11.9 million, compared to $8.1 million for the first quarter of 2009. Increases in our core Fuel Cell Products segment of $1.1 million, combined with increases in our supporting Material Products segment of $3.0 million, more than offset the slight declines in our supporting Contract Automotive business segment of $0.3 million.

In our core Fuel Cell Products business segment, first quarter of 2010 revenues increased 28%, or $1.1 million, to $5.0 million compared to the first quarter of 2009. The overall increase was driven by higher materials handling revenues as a result of shipments to support Plug Power Inc.’s GenDrive™ systems combined with increases in our backup power market as a result of increased shipments to IdaTech, LLC. Revenues were also positively impacted by the acquisition, and subsequent consolidation, of Dantherm Power’s operating results which contributed $0.7 million of revenue. Fuel cell bus revenues were down slightly as shipments in 2010 to SunLine Transit Agency and Advanced Public Transportation System bv were lower than shipments in 2009 for the Transport of London fuel cell bus program.

In our supporting Contract Automotive and Material Products business segments, first quarter revenues increased 65%, or $2.7 million, to $6.9 million compared to the first quarter of 2009. Improvements in our Material Products segment of $3.0 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009. Slight declines in our Contract Automotive segment of $0.3 million were as a result of lower automotive testing and engineering services provided to AFCC which was only partially offset by increased shipments of light duty automotive products in support of Daimler’s Highway 2/3 programs.

Consolidated EBITDA1 for the first quarter of 2010 improved by $8.8 million, to ($8.6) million, compared to ($17.4) million, in the first quarter of 2009. EBITDA1, excluding the impact related to our controlling ownership interest in Dantherm Power of ($1.0) million, improved $9.8 million to ($7.6) million, from the first quarter of 2009. The improvement in EBITDA1 of $9.8 million, excluding the impact of Dantherm Power, was driven by gross margin increases of $1.6 million as a result of higher revenues, lower operating expenses of $3.2 million (excluding depreciation and amortization, and restructuring and related charges), and improved investment and other income of $1.5 million. The $3.2 million, or 25%, reduction in operating expenses was primarily a result of our 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of a stronger Canadian dollar, relative to the U.S. dollar. EBITDA1 for the first quarter of 2009 was negatively impacted by equity losses in Ebara Ballard Corporation of $2.9 million incurred prior to our decision to discontinue operations in Ebara Ballard Corporation on May 24, 2009, and by restructuring and related charges of $1.1 million as a result of a 7% workforce reduction initiated in March 2009.

Net loss excluding non-controlling interests for the first quarter of 2010 decreased by $9.1 million, to $10.0 million, or ($0.12) per share, compared with a net loss of $19.1 million, or ($0.23) per share, in the first quarter of 2009. The improvement in net loss of $9.1 million was driven by the above improvement in EBITDA1. Net loss, excluding the negative impact related to our controlling interest in Dantherm Power of $1.1 million, improved $10.1 million to $9.0 million, from the first quarter of 2009.

Cash used in operating activities in the first quarter of 2010 increased by $5.6 million to $14.2 million, compared to $8.6 million for the first quarter of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of $2.8 million, increased $2.9 million to $11.4 million, from the first quarter of 2009.

The higher cash used in operating activities of $2.9 million, excluding the results of Dantherm Power, was as expected and is primarily a result of working capital impacts related to the buildup of inventory in the quarter to support expected future automotive fuel cell shipments to Daimler, the payment of accrued severance and accrued acquisition costs, and the expected timing of revenues and the related customer collections. The cash used in operating activities of Dantherm Power of $2.8 million in the first quarter of 2010 was driven by higher than expected working capital impacts as a result of the timing of customer collections, combined with higher than expected operating expenses primarily as a result of delays in the filing of government grant applications. Both of these items are expected to correct in the following quarter.

For a more detailed discussion of Ballard Power Systems’ first quarter 2010 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, April 29, 2010 at 8:00 a.m. PST (11:00 a.m. EST) to review first quarter 2010 operating results. The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcasts will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and cash flow from operations, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.
Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com

Endnotes:
1 EBITDA is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA measures our net loss after excluding interest expense, income tax expense, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. We believe EBITDA assists investors in assessing our actual and future performance. Consolidated EBITDA includes EBITDA attributable to our controlling interest in Dantherm Power.